Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE CONTENTS OF THIS DOCUMENT AND/OR THE ACTION TO BE TAKEN, PLEASE SEEK YOUR OWN FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER WHO IS AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED, IF YOU ARE A RESIDENT IN THE UNITED KINGDOM OR, IF NOT, FROM ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER, IMMEDIATELY.

If you have sold or otherwise transferred all your holding of Ordinary Shares in GW Pharmaceuticals plc (the “Company”), you should forward this document and all accompanying documents as soon as possible to the purchaser or transferee of those shares, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred only some of your holding of Ordinary Shares you should contact the bank, stockbroker or other agent through whom the sale or transfer was effected.

GW PHARMACEUTICALS PLC

(Incorporated and registered in England and Wales

under the Companies Acts 1985 and 2006 with registered number 04160917)

Cancellation of the admission to trading on the Alternative Investment Market (“AIM’) of the Ordinary Shares

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and, therefore, persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document contains forward-looking statements, including, without limitation, statements containing the words “targets”, “believes”, “expects”, “estimates”, “intends”, “may”, “plan”, “will”, “anticipates”” and similar expressions (including the negative of those expressions). The Directors believe that the expectations reflected in these statements are reasonable but forward-looking statements involve unknown risks, uncertainties and other factors which may cause the actual results, financial condition, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Given these uncertainties, shareholders are cautioned not to place any undue reliance on those forward-looking statements. The forward-looking statements contained in this document are made on the date of this document, and the Company and the Directors are not under any obligation to update those forward-looking statements in this document to reflect actual future events or developments.

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EXPECTED TIMETABLE

Despatch of this document:	19 October 2016
Last date for certificated shareholders to submit block transfer participation request (Appendix B) to Capita:	15 November 2016
Expected date of issuance of ADRs to Block transfer participants:	circa 29 November 2016
Expected date of posting of ADR receipts to shareholders by Computershare/Citibank:	circa 29 November 2016
Last day of dealings in the Ordinary Shares on AIM:	2 December 2016
Cancellation of admission to trading on AIM of the Ordinary Shares:	7:00 a.m. on 5 December 2016

Each of the dates and times in the above timetable is subject to change without further notice.

All of the times referred to in this document refer to London time.

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LETTER FROM THE CHAIRMAN

GW PHARMACEUTICALS PLC

(Incorporated and registered in England and Wales

under the Companies Acts 1985 and 2006 with registered number 04160917)

Directors:	Registered Office:
Dr Geoffrey W Guy (Chairman of the Board)	Sovereign House
James Noble (Non-Executive Deputy Chairman)	Vision Park
Justin Gover (Chief Executive Officer)	Chivers Way
Adam George (Chief Financial Officer)	Histon
Chris Tovey (Chief Operating Officer)	Cambridge
Dr Stephen Wright (Chief Medical Officer)	CB24 9BZ
Julian Gangolli (President, North America)
Cabot Brown (Non-Executive Director)
Thomas Lynch (Non-Executive Director)

19 October 2016

Dear Shareholder

CANCELLATION OF THE ADMISSION TO TRADING ON AIM OF THE ORDINARY SHARES

1.	Introduction

On 19 October 2016, it was announced that the Board of Directors of the Company had resolved to cancel the admission of Ordinary Shares to trading on AIM (“AIM Delisting”). Following AIM Delisting, the Company’s American Depositary Receipts (“ADRs”) will remain listed on NASDAQ and all public trading of shares in the Company will take place on that exchange.

The purpose of this letter is to provide you with the background to and reasons for the AIM Delisting, and to explain why the Directors consider AIM Delisting to be in the best interests of the Company and its shareholders as a whole.

The AIM Delisting will take effect on 5 December 2016 and the last day of trading on AIM will be 2 December 2016. By providing Shareholders with substantial advance notice, together with clear guidance as to how to convert Ordinary Shares into the Company’s ADRs listed on NASDAQ, it is expected that Shareholders who wish to convert their Ordinary Shares into ADRs tradeable on NASDAQ will be able to do so with relative ease.

2.	Background to and reasons for the AIM Delisting

The Company’s Ordinary Shares were admitted to trading on AIM in 2001. AIM provided GW with important access to capital and share trading liquidity during the formative phase of its business, enabling the Company to invest in and develop the cannabinoid technology platform upon which its pipeline of future medicines relies. In May 2013, the Company completed a successful initial public offering (or IPO) of ADRs on NASDAQ, with the result that dual-listed status was achieved. The liquidity of trading of GW’s Ordinary Shares was immediately enhanced by the NASDAQ listing and demand from US investors has led to a rapid increase in the proportion of GW’s Ordinary Shares that are held as ADRs and traded via NASDAQ. At the date of this letter 78% of Ordinary Shares are held in ADR form and over 94% of shares traded in the last six months were traded in the form of ADRs on NASDAQ.

The Directors believe that if the Ordinary Shares were to continue to be admitted to trading on AIM the trend towards the holding of Ordinary Shares in ADR form and growth in the proportion of trading in ADR form on NASDAQ would continue, leading to a further reduction in the proportion of Ordinary Shares traded on AIM. The Directors believe that a continuation of the decline in the proportion of shares traded on AIM would be likely to lead to a decrease in the liquidity of AIM trading and that it would therefore be advantageous for all Shareholders to combine trading volumes from both markets onto a single exchange.

The Directors further believe that the AIM Delisting will:

–	Further enhance the liquidity of trading in the Company’s ADRs by combining on NASDAQ the volume of transactions from both NASDAQ and AIM.

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–	Reduce the risks and costs associated with compliance with two different sets of market regulations and administrative practices.
–	Simplify day-to-day administration, allowing management to focus more time on the Group’s core business activities at this important stage of its development;
–	Reduce administrative expenses associated with maintaining the AIM quotation.

Accordingly, the Directors believe that it is no longer in the best interests of the Company or its Shareholders as a whole for the Company to retain its AIM quotation.

Prior to making the decision to cancel admission of the Company’s shares to trading on AIM, the Directors considered whether it would be appropriate to seek to transfer the admission of the Ordinary Shares from AIM to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. Having carefully considered this option the Board believes that the existing NASDAQ listing provides sufficient access to investment in GW by investors in the UK, US and further afield and that a main market listing would not be advantageous at this time.

3	The AIM Delisting process

The AIM Rules require that, unless the London Stock Exchange otherwise agrees, cancellation of an AIM company’s admission of its securities to trading on AIM must be conditional upon the consent of not less than 75 percent of votes cast by its Shareholders, given at a general meeting. In the case of the Company, given that the listing of the ADRs on NASDAQ enables Shareholders to trade their shares in the Company, the London Stock Exchange has agreed that shareholder consent in a general meeting is not required to complete the AIM Delisting.

Ordinary Shares will continue to be traded on AIM until close of business on 2 December 2016. AIM Delisting will take effect at 7.00 a.m. on 5 December 2016. Thereafter, Ordinary Shares will continue to be capable of being held and transferred in certificated form but there will be no public market in the UK on which Shareholders will be able to trade Ordinary Shares. However, the NASDAQ listing of ADRs will not be affected by AIM Delisting and Shareholders will be able to trade their shares in the Company on NASDAQ by converting them to ADRs.

The process of converting Ordinary Shares into ADRs is straightforward. An explanation of the key steps in the conversion process and contact details are provided in the appendices attached to this letter.

Shareholders should consider converting their Ordinary Shares into ADRs prior to AIM Delisting for the following reasons:

–	The Company is advised that conversion of Ordinary Shares admitted to AIM into ADR form is not currently subject to UK stamp duty or stamp duty reserve tax (“SDRT”). However, following AIM Delisting, the conversion process may result in a liability to pay UK stamp duty or SDRT, at the rate of 1.5% of the value of Ordinary Shares being converted to the UK taxation authority, HMRC. If Ordinary Shares are converted after AIM Delisting, your broker will have to manage the dematerialisation of the Ordinary Shares with CREST and will need to confirm to Citibank that any UK stamp duty or SDRT has been paid, prior to completion of the conversion of Ordinary Shares into ADR form.
–	Conversion of Ordinary Shares has to take place in multiples of twelve. It is not possible to receive a fraction of an ADR, so in the event that this conversion is completed after AIM Delisting has taken place, there is a risk that Shareholders will be left with a small number of Ordinary Shares (maximum 11 shares) which cannot be converted into ADRs. If converted before AIM Delisting has taken effect any residual Ordinary Shares can be sold on AIM.
–	The Company’s registrar, Capita Asset Services, has offered to conduct a block transfer process for those Shareholders who do not already hold their Ordinary Shares via a broker and who may wish to participate in a managed conversion process. This process is available to all of GW’s UK-based holders of Ordinary Shares. Subject to the required paperwork being returned to the Registrar by the required deadline (18 November 2016), the Registrar will arrange for the relevant Ordinary Shares to be converted into ADR form and transmitted to an account held in the name of the relevant Shareholder at Computershare/Citibank.
–	Shareholders who do not elect to participate in this block transfer process can utilise the services of any broker to facilitate conversion at their convenience. Details of the process to be followed and the forms to be completed, are included on the Company’s website (and set out in the following pages). If you have any questions about this process please contact your stockbroker or an independent financial adviser.

Shareholders holding Ordinary Shares not in ADR form are recommended to consult their stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, as amended, or equivalent adviser outside the United Kingdom, in relation to the action they should take in relation to their Ordinary Shares.

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4	Future Company status following the AIM Delisting

GW Pharmaceuticals plc intends to continue to be a UK tax resident company managed from the UK and, accordingly, will pay UK corporation tax on future profits derived from UK-based research and development and UK-based manufacturing operations. Although the most rapidly growing part of our business is currently our US-based commercial team, the Directors expect that for the foreseeable future the majority of GW’s employees, much of the Group’s R&D activities, all of the Group’s intellectual property and all of the Group’s manufacturing operations will remain in the UK. The impact of the proposed AIM Delisting on the day-to-day operation of the business of the Group is expected to be minimal.

As a company incorporated in England and Wales, GW Pharmaceuticals plc will continue to be subject to the requirements of the Companies Act 2006. For so long as the UK Panel on Takeovers and Mergers determines that the Company has its place of central management and control in the United Kingdom, the Company will continue to be subject to the UK City Code on Takeovers and Mergers.

Following the AIM Delisting, the Company will no longer be subject to the AIM Rules for Companies. However, the Company will continue to comply with all regulatory requirements for the NASDAQ listing of its ADRs, including all applicable rules and regulations of the US Securities and Exchange Commission.

5	Tax treatment

Many investors purchase AIM-quoted shares because they are classed as unlisted/unquoted securities which may qualify for relief from inheritance taxation and certain other preferential tax benefits. GW cannot and does not provide any form of taxation advice to Shareholders and therefore Shareholders are strongly advised to seek their own taxation advice to confirm the consequences for them of continuing to hold GW’s unlisted Ordinary Shares or converting Ordinary Shares into ADR form.

Based on historic correspondence with HMRC, the Company’s understanding is as follows (but it should be noted that the Company has not taken steps to confirm the current position with HMRC and therefore the following should not be relied upon by Shareholders without taking further advice):

–	Following the AIM Delisting, GW’s Ordinary Shares should continue to be accepted by HMRC as qualifying as unlisted/unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules). Therefore, those Shareholders who elect to continue to hold GW’s unlisted Ordinary Shares should continue to be regarded as holding unlisted/unquoted securities under those same rules.
–	Those Shareholders who elect to convert their holdings of Ordinary Shares to NASDAQ listed ADRs should similarly still be regarded as holding unlisted/unquoted securities for the purposes of the same specific UK tax rules as are referred to above. Each ADR is a financial instrument which represents twelve Ordinary Shares held in trust by the depositary bank on behalf of the ADR holder. As the ADR holder retains similar rights to a direct holder of Ordinary Shares (rights to vote, rights to dividend, etc.) and it is the ADR rather than the shares themselves that are listed, the Company understands that the listing of ADRs on NASDAQ and the AIM Delisting should not cause the Ordinary Shares to be treated by HMRC as listed/quoted securities ceasing to qualify for relief under the specific UK tax rules referred to above (in particular, under the UK inheritance tax business property relief rules).
–	We are aware that a number of our Shareholders originally invested in GW as part of an EIS scheme. We understand that listing ADRs on NASDAQ and the AIM Delisting are not of themselves likely to affect the EIS position of current Shareholders.

6	Conclusion

GW’s Board of Directors and I believe that cancellation of the admission to trading on AIM of GW Pharmaceuticals plc’s shares is an appropriate next step for the Company and is in the best interests of Shareholders as a whole. Further information about the process required to convert Ordinary Shares into ADRs tradeable on NASDAQ, together with a set of Frequently Asked Questions can be found on the following pages of appendices to this letter.

Should you require further information or assistance, further information can be found within the Investor Relations section of the GW website at www.gwpharm.com and a Shareholder assistance advice line is being operated by the Company’s registrar, Capita Asset Services, which can be accessed by all Shareholders on 0371 664 0321*

Yours sincerely

Dr Geoffrey Guy

Chairman

*	Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 am - 5.30 pm (GMT), Monday to Friday excluding public holidays in England and Wales. Please note that Capita Asset Services cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

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Definitions

In this document, the following words and expressions shall, except where the context requires otherwise, have the following meanings:

“Affiliate”	an affiliate of the issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Factors the SEC has indicated as relevant to the determination of “control” include an individual’s status as a director, officer, or 10% shareholder.

“AIM”	the market of that name operated by London Stock Exchange plc;

“AIM Delisting”	the proposed cancellation of admission of the Ordinary Shares to trading on AIM;

“American Depositary Receipts” or “ADRs”	the American Depositary Receipts are registered and issued by Citibank, N.A. and each ADR represents 12 Ordinary Shares (or a right to receive Ordinary Shares);

“Board” or “Directors”	the board of directors of the Company whose names are set out on page 3 of this document;

“Capita Asset Services”	A trading name of Capita Registrars Limited

“Company” or “GW” or “Group”	GW Pharmaceuticals plc and, where the context requires, its consolidated subsidiaries;

“CREST”	the relevant system (as defined in the CREST Regulations) for paperless settlement of share transfers and the holding of shares in uncertificated form, in respect of which Euroclear is the operator (as defined in the CREST Regulations);

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time;

“Euroclear”	Euroclear UK & Ireland Limited, the operator of CREST;

“London Stock Exchange”	London Stock Exchange plc;

“NASDAQ”	the NASDAQ Global Market;

“Ordinary Shares”	the fully paid ordinary shares in the capital of the Company which have a nominal value of £0.001 each, and “Ordinary Share” means any one of them;

“Registrar”	Capita Registrars Limited;

“Shareholders”	holders of Ordinary Shares, and “Shareholder” means any one of them;

“US” or “United States”	the United States of America;

“£” or “pence”	the lawful currency of the United Kingdom; and

“$” or “US dollars”	the lawful currency of the United States of America.

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APPENDIX A

My GW Ordinary Shares are held by my broker in CREST.

What do I need to do to convert my Ordinary shares into GW’s ADRs tradable on NASDAQ?

To initiate the conversion process, your broker or delivering agent should be instructed to complete the attached form and send to Citibank London directly at the following email address dcc.adr@citi.com

Questions from brokers about this process should be addressed by email to: dcc.adr@citi.com

Once the Ordinary Shares have been received into Citibank London’s CREST account (BA01D), Citibank London will then confirm receipt of the shares by notifying our Depositary, Citibank in New York.

Citibank New York will in turn arrange to issue the corresponding number of ADRs to your broker’s Depository Trust Company (“DTC”) Participant account.

Important Notes for completion of the attached form:

–	The number of Ordinary Shares being delivered for deposit into the ADR program must be a multiple of 12, as the ADR to Ordinary Share ratio is 1 ADR = 12 Ordinary Shares, and fractional ADRs cannot be issued.
–	Citibank has agreed to waive issuance fees for converting Ordinary Shares into ADRs up until the date of the AIM delisting. Thereafter, a conversion fee of up to US $0.05, per ADR will be assessed for any conversions of ordinary shares into ADR.
–	Shares deposited and converted into ADRs before the AIM Delisting date will not be subject to SDRT. In the event that shares are deposited for conversion into ADRs after the AIM Delisting investors will be responsible for payment of SDRT on each deposit and issuance of ADRs.
–	“Affiliates” of the Company who hold Ordinary Shares of GW Pharmaceuticals, are considered “Restricted” shareholders under U.S. law, and as such, are therefore, prohibited from depositing their GW shares into our “Unrestricted” NASDAQ listed ADR program. For those Affiliates that wish to hold ADRs; special arrangements have been put in place with Citibank, to convert shares into Restricted ADRs. Please contact Citibank via dcc.adr@citi.com for further information.

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Form to be completed by broker and sent to Citibank:

Citibank London as Custodian requires this page to be either faxed to: +353 1 622 0999, or e-mailed as a PDF file, in a secured format to dcc.adr@citi.com

In the email subject field, please state: UK ADR CREATION – SDRT CERTIFICATION.

Any questions should be directed to dcc.adr@citi.com

Please ensure that faxes or emails are sent in as early as possible to ensure settlement.

Attention: UK Settlements Department	And for the ADR delivery:

CREST reference of the trade	Name of Broker

GW Pharmaceuticals plc – ISIN number GB0030544687

Trade and Settlement Date as in CREST	Brokers DTC Participant Account No

Ratio	Shareholder/Client Account No. at Broker

Nominal	Contact person at Broker

Stampable Consideration Amount	Daytime telephone number of Broker contact

Indemnity:

“We shall indemnify and hold Citibank, N.A. (“the Bank”) harmless against all claims, losses, damages, costs and expenses (including reasonable legal fees and disbursements), penalties and taxes (including any interest and penalties for late payment of tax) incurred by the Bank or to which the Bank may become subject to and arising directly from the deposit of the above securities with the Bank or the failure by any person to pay (or discharge) any stamp duty, stamp duty reserve tax, or any other similar duty or tax in connection with the above securities deposited with the Bank. If and to the extent that the deposit of the securities results from the exercise of an option or options, we hereby represent and warrant that the arrangements in respect of the option or options pursuant to the exercise of which the securities are delivered, including the timing of grant and exercise, and the premium/strike ratio, are bona fide and commercial, and are not motivated primarily by or for the avoidance of UK stamp duty reserve tax.”

SDRT Note: It is required that the Broker allege in CREST GUI a declaration of SDRT at 1.5%, include the stamp status, and Stampable Consideration. If the ISIN is flagged as Stamp exempt by CREST at the time of transfer that will supersede the SDRT value input by the broker.

CREST Participant ID

Name

Signature

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE CONTENTS OF THIS DOCUMENT AND/OR THE ACTION TO BE TAKEN, PLEASE SEEK YOUR OWN FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER WHO IS AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED, IF YOU ARE A RESIDENT IN THE UNITED KINGDOM OR, IF NOT, FROM ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER, IMMEDIATELY.

This document should be read in conjunction with, and is subject to, the accompanying Chairman’s letter to shareholders dated 19 October 2016 issued by GW Pharmaceuticals plc (the “Company”) relating to the proposed delisting from AIM (the “Chairman’s letter”). The terms of the Chairman’s letter are deemed to be incorporated into and form part of this Transfer Form. Unless the context otherwise requires, the definitions used in the Chairman’s letter apply in this Transfer Form.

If you have sold or otherwise transferred all your holding of Ordinary Shares you should immediately forward this document as soon as possible to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred only some of your holding of Ordinary Shares you should contact the bank, stockbroker or other agent through whom the sale or transfer was effected.

Delisting from AIM and proposed transfer of Ordinary Shares into American Depository Receipts listed on NASDAQ

TRANSFER FORM –

for Shareholders who hold their GW Ordinary Shares in certificated form and who wish to transfer them into ADRs listed on NASDAQ

IF YOU DO NOT WISH TO TRANSFER YOUR ORDINARY SHARES INTO AMERICAN DEPOSITARY RECEIPTS,

DO NOT COMPLETE AND RETURN THIS TRANSFER FORM

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APPENDIX B – TRANSFER FORM

If you hold Ordinary Shares in certificated form (that is, not in CREST), you should complete and sign pages 4 and 5 of this Transfer Form in accordance with the instructions set out on page 3 and then send this Transfer Form, together with your share certificate(s) and/or other document(s) of title in respect of the Ordinary Shares tendered, by post in the accompanying prepaid envelope (for use in the UK only) or by hand (during normal business hours only) to Capita Asset Services, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU so as to be received as soon as possible but, in any event, no later than 1.00 p.m. on 15 November 2016. Additional information regarding the completion of this Transfer Form is provided on page 6. This Transfer Form, once lodged, will be irrevocable.

If you have lost your share certificate(s) and/or other document(s) of title or they are not readily available, please complete this Transfer Form and return it as described above with a letter of explanation and forward the share certificate(s) and/or other document(s) of title as soon as possible thereafter and in any event so as to be received by Capita Asset Services, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by 1.00 p.m. on 15 November 2016.

If you or your broker hold your Ordinary Shares in uncertificated form (that is, in CREST), you should not complete this Transfer Form, but as per Appendix A of the Chairman’s letter, your broker or CREST sponsor should contact Citibank London via email at: dcc.adr@citi.com to initiate the conversion process.

If you hold Ordinary Shares in both certificated and uncertificated form, you should complete this Transfer Form in respect of your holding in certificated form and tender your Ordinary Shares held in uncertificated form, as described above. If you hold Ordinary Shares in certificated form under different designations, you should complete a separate Transfer Form for each different designation. You can obtain further Transfer Forms from Capita Asset Services, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

Please read carefully this Transfer Form and the Chairman’s letter to shareholders dated 19 October 2016, the terms of which are incorporated in and form part of this Transfer Form. If you have any questions on how to complete this Transfer Form or if you need further copies of the Transfer Form, please telephone Capita Asset Services on 0371 664 0321. Calls are charged at the standard geographical rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The Helpline is open between 9.00 a.m. to 5.30 p.m., Monday to Friday excluding public holidays in England and Wales. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Please note that Capita Asset Services cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

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APPENDIX B - TRANSFER FORM

TRANSFER FORM INSTRUCTIONS AND FURTHER NOTES

ARE SET OUT ON PAGES 5 AND 6

PLEASE COMPLETE THIS FORM USING BLACK INK ONLY

1A	Name(s) and address(es) of registered holder(s):	1B	Your registered certificated holding of Ordinary Shares as at close of business on 17 October 2016 (for information purposes only)

2	Please enter a daytime telephone number (including STD code) where you can be reached in the event of a query arising from completion of this Transfer Form.

3A	Insert in Box 3A the number of certificated Ordinary Shares which you wish to convert into American Depositary Receipts.

Each American Depositary Receipt represents twelve Ordinary shares. The number of Ordinary shares to be converted must therefore be a multiple of twelve. Fractions of an American Depositary Receipts cannot be issued.

Any remaining Ordinary shares will continue to be valid enforceable shares in GW Pharmaceuticals plc and shall remain on the Company shareholder register, registered in your name.

3B	Indicate your agreement to the sale of any remaining Ordinary Shares (maximum 11 Ordinary shares), following the transfer into American Depository Receipts by ticking here::

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APPENDIX B - TRANSFER FORM

4A	SIGN HERE TO ACCEPT THE OFFER EXECUTION BY INDIVIDUALS Executed and delivered as a deed by:

1. First holder: Signature	1. Signature of witness	1. Name and address of witness

2. Second holder: Signature	2. Signature of witness	2. Name and address of witness

3. Third holder: Signature	3. Signature of witness	3. Name and address of witness

4. Fourth holder: Signature	4. Signature of witness	4. Name and address of witness

4B	EXECUTION BY A COMPANY Executed and delivered as a deed by:

Name of Company	Signature of Director	Name of director

	Signature of second director or company secretary	Name of second director or company secretary or witness

5	CHANGE OF NAME AND/OR ADDRESS New/correct name and/or registered address (to be written in BLOCK CAPITALS):

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APPENDIX B - TRANSFER FORM

HOW TO COMPLETE THIS FORM

1A

REGISTERED SHAREHOLDER(S) DETAILS

If the name and/or address shown in Box 1A on page 3 are incorrect, please insert the correct details in BLOCK CAPITALS in Box 5. Any changes to a name must be supported by appropriate documentation. If no name or address is shown in Box 1A on page 3, please insert in BLOCK CAPITALS the full name(s) and registered address(es) of the Shareholder(s) to which this Transfer Form relates. Unless you complete Box 5, the address shown in Box 1A is the address to which your payment (if relevant) and any documents will be sent.

1B	REGISTERED HOLDING OF ORDINARY SHARES Your registered holding of Ordinary Shares as at close of business on 17 October 2016 is set out in Box 1B (this is for information purposes only).

2	DAYTIME TELEPHONE NUMBER Insert in Box 2 your daytime telephone number, including the full dialling code, in case of queries relating to the completion of this Transfer Form.

3A

TO TRANSFER YOUR CERTIFICATED ORDINARY SHARES INTO AMERICAN DEPOSITORY RECEIPTS

Insert in Box 3A the number of Ordinary Shares in respect of which you wish to Transfer into American Depositary Receipts. This must be a multiple of twelve Ordinary shares. We are unable to issue fractions of ADRs.

3B

TO AUTHORISE THE SALE OF ANY REMAINING ORDINARY SHARES

If the number of Ordinary shares you hold is not readily divisible by 12 (being the number of Ordinary Shares per American Depository Receipt) there may be some shares remaining after ADR conversion. With your advance permission Capita can sell the remaining balance (up to 11 Ordinary shares) on your behalf and will issue the proceeds by cheque to the register holder’s address as set out in Box 1A.

Please indicate your agreement to the disposal of any such residual shares by ticking this box.

4A

EXECUTION BY INDIVIDUALS

You must sign in Box 4A in the presence of an independent witness, who must also sign where indicated, adding his or her name and address. In the case of a joint holding, all joint holders must sign and each of their signatures must be witnessed. Witnesses must be over 18 years of age and should not be one of the joint holders (if any) or otherwise have any financial interest in the Ordinary Shares. The same person may witness the signature of one or more of the joint holders.

If this Transfer Form is signed by a person(s) who is/are not the registered holder(s), insert the name(s) and the capacity (e.g. executor(s)) of the person(s) signing. You must deliver evidence of your authority in accordance with the notes on page 6 of this Transfer Form.

4B

EXECUTION BY A COMPANY

A company may either execute under seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations or, if applicable, in accordance with section 44 of the Companies Act 2006.

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CHANGE OF ADDRESS DETAILS

If the address in Box 1A has changed or is incorrect, please complete Box 5 with your new/correct address. Please also refer to Note 7 on page 6 of this Transfer Form for details of other documents required to be sent with this Transfer Form.

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APPENDIX B – TRANSFER FORM

NOTES REGARDING THE COMPLETION AND LODGING OF THIS TRANSFER FORM

All signatures by individual Shareholders or their solicitors must be independently witnessed and each witness must complete his or her details and sign his or her name in the place provided in Box 4A of this Transfer Form next to the signature of the relevant Shareholder (or his or her solicitor as the case may be). A company may either execute under seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations, or, if applicable, in accordance with section 44 of the Companies Act 2006 in Box 4B.

If you do not wish to participate in this Transfer Offer, you should not complete and return this Transfer Form. The following suggestions are made to avoid delay and inconvenience.

1.	If the person named in Box 1A is away from home (e.g. abroad or on holiday) or where a power of attorney has been granted:

Send this Transfer Form by the quickest means (such as air mail) to the holder for execution but do not send it into any of the Restricted Jurisdictions. If he/she has executed a relevant power of attorney, have this Transfer Form signed by the attorney. In the latter case, the original power of attorney (or a duly certified copy thereof, as provided in the Powers of Attorney Act 1971) must be lodged with this Transfer Form for noting. No other signatures will be accepted.

2.	If the only Shareholder named in Box 1A has died:

If probate or letters of administration has/have been registered with the Company (or with the Company’s registrar, Capita Asset Services, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU) this Transfer Form must be executed by the personal representative(s) of the deceased each in the presence of a witness. If probate or letters of administration has/have been granted but have not been registered with the Company (or with the Company’s registrar, Capita Asset Services, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU), the personal representative(s) should execute this Transfer Form and forward it to Capita Asset Services at the address shown on page 2, together with the share certificate(s) and/or other document(s) of title. A copy of the probate or letters of administration should accompany the Transfer Form or be lodged as soon as possible thereafter and, in any event, so as to reach Capita Asset Services at the address shown on page 2 no later than 1.00 p.m. on 15 November 2016.

3.	If one or more of the joint holders named in Box 1A has died:

This Transfer Form is valid if executed by all the surviving holders and lodged with Capita Asset Services with share certificate(s) and/or other document(s) of title at the address shown on page 2, accompanied by the death certificate, probate or letters of administration of the deceased holder.

4.	If your Ordinary Shares are in certificated form (that is, not in CREST) and the share certificate(s) is/are held by your stockbroker, bank or other agent:

If your share certificate(s) and/or document(s) of title is/are held by your stockbroker, bank or other agent, complete this Transfer Form and, if the share certificate(s) and/or other document(s) of title is/are readily available, deliver this completed Transfer Form to your agent for lodging with Capita Asset Services at the address shown on page 2 accompanied by the relevant share certificate(s) and/or document(s) of title.

If your share certificate(s) and or document(s) of title is/are not readily available, you should complete this Transfer Form and lodge it, together with a note of explanation and arrange for the share certificate(s) and/or document(s) of title to be forwarded as soon as possible thereafter and, in any event, so as to arrive by no later than 1.00 p.m. on 15 November 2016. No acceptances of the Block Transfer process will be accepted unless share certificate(s) and/or other document(s) of title or an acceptable indemnity in lieu thereof is/are received by Capita Asset Services at the address shown on page 2 no later than 1.00 p.m. on 15 November 2016.

5.	If you hold your Ordinary Shares in certificated form (that is, not in CREST) and any of your certificates have been lost:

Complete and send this Transfer Form duly completed and signed in the reply-paid envelope or by hand (during normal business hours only), with a letter of explanation and any share certificate(s) available, to Capita Asset Services at the address shown on page 2. At the same time, you should request a letter of indemnity from the Company’s registrar, Capita Asset Services, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, which should be completed in accordance with the instructions given. When completed, the letter of indemnity must be lodged with Capita Asset Services at the address shown on page 2 by not later than 1.00 p.m. on 15 November 2016. Indemnities will only be accepted at the discretion of GW pharmaceuticals plc. No acceptances of the Transfer Offer will be accepted unless share certificate(s) and/or other document(s) of title or an acceptable indemnity in lieu thereof is/are received by Capita Asset Services at the address shown on page 2 no later than 1.00 p.m. on 15 November 2016.

6.	If your Ordinary Shares are in CREST:

You should take the action set out an Appendix A of the Chairman’s letter to arrange for your stockbroker to transfer your Ordinary shares into American Depository Receipts via our depositary bank, Citibank. You should not complete a Transfer Form in respect of any Ordinary Shares held in CREST.

If you are a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor (i.e. broker) will be able to act on your behalf with Citibank, by sending the necessary Appendix A form in the Chairman’s Letter.

7.	If your full name or other particulars are different from those appearing in Box 1A, e.g.:
(i)	incorrect name – complete and lodge this Transfer Form with the correct name in Box 5 and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who has executed this Transfer Form are one and the same;

(ii)	incorrect address – write the correct address in Box 5 on this Transfer Form; or change of name – lodge your marriage certificate or the deed poll with this Transfer Form for noting.

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